MASTERWORKS

Launching Now | Nicolas Party (56.0% | $1.95M)

Masterworks Recently Sold Paintings[1]



Andy Warhol
256 days held
10.4% Annualized Net Return



Cecily Brown
686 days held
35.0% Annualized Net Return



Simone Leigh
36 days held
325.5% Annualized Net Return



Nicolas Party

71% SOLD OUT



Nicolas Party is known for reviving the use of pastel in contemporary art. Landscape painting's by the artist which contain trees, like the Painting, have sold for as much as $6.6mm over the previous year.

Initial Offering

$1,954,000

Offering Circular

[sec.gov](sec.gov)

Price Appreciation of Similar Works[2] **56.0%**



$6.0M
$4.0M
$2.0M
$0.0
19
20
21
22
23

INVEST NOW

1. "Net Annualized Return" refers to the annualized internal rate of return, or IRR, net of all fees and costs, to holders of Class A ordinary shares from the primary offering, calculated from the final closing date of such offering to the date the sale is consummated. Masterworks sells artwork opportunistically and therefore the actual returns achieved by investors in select issuers that have sold a painting are not indicative of the investment performance of shares offered by the majority of other Masterworks issuers that have not yet sold a painting and past performance is not indicative of future performance.

2. Price appreciation of similar works is an estimate of the historical appreciation rate of the artwork that is derived by reviewing past public auction sales of artworks that are similar to the subject work. The selected sales data is intended to provide an estimate of the historical appreciation rate of the Painting by looking at a set of similar works by the artist that have sold at public auction. The set of similar sales comprise paintings by Nicolas Party with the following criteria: landscape and cityscape paintings executed on canvas or linen executed 2014 to present. The set of similar works includes a painting acquired by Masterworks 241, LLC, at Sotheby's, London The Now Evening Sale held on March 1, 2023 for £1,439,500 ($1,730,687). The data was sourced from publicly available auction records and does not include private sales.

Masterworks is "testing the waters" under Regulation A under the Securities Act of 1933. Masterworks will only be able to make sales after an offering statement has been filed with the Securities and Exchange Commission (SEC) and the SEC has "qualified" the offering statement. no money or other consideration is being solicited, and if sent in response, will not be accepted. no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement filed by the issuer with the SEC has been qualified by the SEC, any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time before notice of acceptance given after the date of qualification. an indication of interest involves no obligation or commitment of any kind. You must read the offering documents filed with the SEC before investing and the additional information available at www.masterworks.com/disclaimer.

Masterworks is not registered, licensed or supervised as a broker dealer or investment adviser by the Securities and Exchange Commission (SEC), the Financial Industry Regulatory Authority (FINRA) or any other financial regulatory authority or licensed to provide any financial advice or services.